

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 29, 2006

Mr. John J. Gallagher III
Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234

> **RE:** **Form 10-K for the year ended December 31, 2005**
> **Form 10-Q for the quarter ended March 31, 2006**
> **File Nos. 1-32410 and 333-122587-18**

Dear Mr. Gallagher:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Management's Discussion and Analysis

Selected Data by Business Segment, page 68

2. Your current presentation of the segment total of net sales, special (charges) gains, operating profit (loss), earnings (loss) from continuing operations before tax and minority interests, and depreciation and amortization appears to constitute non-GAAP financial measures. Please remove the total amounts, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Liquidity and Capital Resources

Covenants, page 98

3. Given that the ratio amounts you have presented are calculated using amounts that are not calculated in accordance with GAAP, please provide a reconciliation of the currently presented ratio amounts to ratio amounts that are calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(b) of Regulation S-K.

Contractual Obligations, page 100

4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 9A. Controls and Procedures, page 116

5. You state that in September 2005 you identified a significant deficiency in internal controls relating to sales to countries and other parties that are or have previously been subject to sanctions and embargoes imposed by the U.S. government. Although as of December 31, 2005 this significant deficiency has not been fully remediated, you believe that you have taken remediation measures that, once fully implemented, will be effective in eliminating this deficiency. Please expand your disclosure to address how in light of this significant deficiency, you were able to conclude that your disclosure controls and procedures were effective at December 31, 2005 and March 31, 2006.

6. You state that your disclosure controls and procedures were effective for gathering, analyzing and disclosing the material information you are required to disclose in the reports you file under the 1934 Act, within the time periods specified in the rules and forms of the Securities and Exchange Commission. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the

Exchange Act. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.   Please also confirm to us that your disclosure controls and procedures were effective as of December 31, 2005 and March 31, 2006 when evaluating based on the complete definition of disclosure controls and procedures.

Financial Statements

Statements of Operations, page F-4

7. Given that certain of the special charges and gains have been recorded in multiple periods presented, it is not clear how you determined it was appropriate to characterize these amounts as special. For example, your disclosures in note 20 indicate that you have incurred restructuring expenses in every period. Refer to Item 10(e)(1)(ii)(b) of Regulation S-K. Please advise or revise your description.

Statements of Shareholders' Equity (Deficit), page F-6

8. Please present a separate column for each class of stock which shows the changes in the number of shares of stock for each period presented in accordance with Rule 5-02 of Regulation S-X.

Notes to Financial Statements

Note 4. Summary of Accounting Policies

Property, Plant and Equipment, page F-17

9. You state that effective January 1, 2005, you revised the estimated useful lives of certain machinery and equipment purchased subsequent to that date. Please disclose the effect on earnings (loss) from continuing operations and net earnings (loss) and related per-share amounts. Refer to paragraph 22 of SFAS 154.

10. For each period presented, please disclose the amount of interest capitalized. Refer to paragraph 21(b) of SFAS 34.

Financial Instruments, page F-18

11. Please tell us more about your accounting for call options used to offset some of the exposure to variability in expected cash flows attributable to changes in your stock price related to stock appreciation rights plans. Specifically tell us the following:
   - Please clarify whether you as the successor entity continue to use these call options;
   - For each period presented tell us the amounts and specific line items in which amounts were recorded on your financial statements related to these call options; and
   - Tell us the accounting literature, which should include SFAS 133, that you relied upon to determine the appropriate accounting and demonstrate how your accounting complies with this literature.

Earnings Per Share, page F-23

12. In light of your dividend policy discussed on page 52 and dividends paid to Series B shareholders discussed on page 60, please tell us what consideration you gave to presenting earnings per share using the two class method in accordance with paragraphs 60 and 61 of SFAS 128 and EITF 03-6.

Accounting for Sorbates Matters, page F-23

13. Given that you demerged from Hoechst on October 22, 1999, please clarify why you record recoveries from Hoechst and its legal successors directly to shareholders' equity (deficit), net of tax, as a contribution of capital in the consolidated balance sheet.

Note 10. Investments

Cost Investments, page F-32

14. On page F-16 you disclose that certain investments where you own greater than a 20% and can not exercise significant influence or control are accounted for under the cost method. For your investments in National Methanol Company (Ibn Sina) and Nantong Cellulose Fibers Co. Ltd, tell us how you determined you do not exercise significant influence given your ownership percentage.

Note 18. Environmental

German InfraServs, page F-51

15. You state that the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by you, have reserves of $69 million and $81 million as of

December 31, 2005 and 2004, respectively. You also provide your ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner. It is not clear what your exposure is related to these matters. Please expand your disclosure to clarify your exposure to potential environmental obligations related to the German Infraservs. Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5, which should include whether any amounts have been accrued as well as whether it is reasonably possible that a loss or additional loss may have been incurred. If so, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Please also clarify whether the indemnification agreement you entered into with Hoechst in connection with the demerger agreement, which is discussed on page F-53, applies to the German Infraservs matters as well.

Note 25. Commitments and Contingencies

Other Matters, page F-74

16. As of December 31, 2005, you state that you are a defendant in approximately 630 asbestos cases. You have reserves for defense costs related to claims arising from these matters. You believe that there is not significant exposure related to these matters. Please provide additional information regarding these asbestos cases. These disclosures should include those required by paragraphs 9 and 10 of SFAS 5 as well as SAB Topic 5:Y, which at a minimum should disclose the amount accrued as of December 31, 2005 as well as the amount of any additional estimated loss or range of loss that is reasonably possible.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006

General

17. Please address the above comments in your interim filings as well.

CELANESE HOLDINGS LLC

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

18. Please address the comments above, as applicable, to Celanese Holdings LLC.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief